Exhibit 99.1

Clearmind Medicine Reflects on a Transformative 2025: Key Clinical Advancements, Expanded Global Reach, and Strengthened Foundation for Future Growth

Vancouver, Canada, Dec. 24, 2025 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND), (FSE: CWY0) (“Clearmind” or the “Company”), a clinical-stage biotech company focused on the discovery and development of novel neuroplastogen-derived therapeutics to solve major under-treated health problems, today reflected on a year of significant momentum and progress in advancing its lead candidate, CMND-100, for the treatment of Alcohol Use Disorder (AUD).

Throughout 2025, Clearmind achieved critical milestones in its FDA-approved Phase I/IIa clinical trial for CMND-100, a proprietary non-hallucinogenic MEAI-based oral compound designed to address AUD—a condition affecting millions worldwide with limited effective treatment options.

Key 2025 highlights include:

Clinical Trial Progress: Advanced the multinational Phase I/IIa trial with site activations at prestigious institutions, including Yale School of Medicine, Johns Hopkins University School of Medicine, Tel Aviv Sourasky Medical Center, and Hadassah Medical Center. The Company successfully initiated first-in-human dosing, completed treatment and enrollment for the first cohort, and reported positive top-line safety and tolerability results with no serious adverse events. Additionally, the first patients in the Israeli sites were enrolled and successfully dosed. Moreover, Clearmind completed enrollment and dosing for the second cohort, accelerating the path toward further data readouts.

Independent Safety Endorsement: Received unanimous approval from the Data and Safety Monitoring Board (DSMB) to continue the Phase I/IIa clinical trial following an interim review, reinforcing CMND-100’s favorable safety profile.

Global Footprint Expansion: Strengthened intellectual property portfolio and pipeline of its non-hallucinogenic neuroplastogen patents with multiple international patent filings and publications targeting indications such as weight loss, obesity, metabolic disorders, depression, PTSD, anxiety and binge behaviors.

Dr. Adi Zuloff-Shani, CEO of Clearmind Medicine, commented: “2025 has been a pivotal year for Clearmind as we transitioned into a clinical-stage company, executing on our multinational trial. These achievements underscore our disciplined approach to innovation and our commitment to delivering transformative treatments for addictions and mental health challenges. We are grateful to our dedicated team, clinical partners, investigators, and investors for their unwavering support.”

“Looking ahead to 2026, Clearmind remains focused on advancing its pipeline, generating additional clinical data, and exploring strategic opportunities to maximize shareholder value and patient impact”.

About Clearmind Medicine Inc.

Clearmind is a clinical-stage psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods, or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families, including 31 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY0.”

For further information, visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com

Telephone: (604) 260-1566
US: CMND@crescendo-ir.com

General Inquiries
Info@Clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses advancing its lead candidate, CMND-100, for the treatment of Alcohol Use Disorder, its commitment to delivering transformative treatments for addictions and mental health challenges, advancing its pipeline, generating additional clinical data, and exploring strategic opportunities to maximize shareholder value and patient impac . Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2024 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.